GULFPORT LETTERHEAD

December 18, 2008

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 7010

Washington, D.C. 20549

Attn:	Lily Dang
Anne Nguyen Parker

	Re:	Gulfport Energy Corporation
Form 10-K for Fiscal Year Ended December 31, 2007, filed on March 17, 2008 (“Form 10-K”)
Form 10-Q for Fiscal Quarter Ended September 30, 2008, filed on November 7, 2008 (“Form 10-Q”)
Definitive Proxy Statement, filed April 29, 2008, File No. 000-19514 (“Proxy Statement”)

Dear Ms. Dang:

On behalf of Gulfport Energy Corporation, a Delaware corporation (the “Company”), we respond to the comments received from the Securities and Exchange Commission Staff (the “Staff”) set forth in the Staff’s comment letter, dated December 3, 2008 (the “Comment Letter”), relating to the Form 10-K, Form 10-Q and Proxy Statement. For your convenience, each response is preceded by the Staff’s comment set forth in the Comment Letter to which the response relates. It is not our intent or understanding at this time that any of these comments require us to amend any of our prior filings

Form 10-K for the Fiscal Year Ended December 31, 2007

Risk Factors, page 13

1.	Comment: Please eliminate language that mitigates or qualifies the risk that you present. For example, remove the clauses “there can be no assurance,” “there is no certainty,” “we cannot assure you,” “cannot predict,” “beyond our control,” and the term “inherent.” Also avoid beginning sentences with “although.”

Response: We will eliminate language in future filings that mitigates or qualifies the risks that we present by removing clauses such as “there can be no assurance,” “there is no certainty,” “we cannot assure you,” “cannot predict,” “beyond our control,” and the term “inherent” and will also avoid beginning sentences with “although.”

Securities and Exchange Commission

December 18, 2008

Management’s Discussion and Analysis

Liquidity and Capital Resources, page 41

2.	Comment: We note your disclosure indicating that you spent $96 million on your drilling programs in 2007, compared to $40 million in 2006. Given the magnitude of this increase, we would anticipate a more detailed discussion of the reasons for the increase in your drilling program activities, identifying the related properties, and indicating the extent to which this drilling expenditure level is indicative of your 2008 planned spending and clarifying whether the increase over the prior year represents a new trend that would lead to a similar increase in 2008, following the guidance in Item 303(a)(1) and Instruction 3 to paragraph 303(a) of Regulation S-K.

Response: We note your comment and will include in our future filings more detailed discussion of the reasons for variations in the amount of our drilling programs from year to year. The increase in the 2007 program as compared to the 2006 program was primarily attributable to our initiation of a drilling program in our East Hackberry field for the first time. While we recognize that this was not addressed in the Form 10-K on the referenced page as an explanation for the increase from 2006 to 2007, we note that our initial drilling plans for 2007 with respect to East Hackberry were disclosed in the liquidity and capital resources section of our Form 10-KSB for the year ended December 31, 2006 and we included updates of our activities in that field, along with estimated expenditures for that field and our other properties, in our Quarterly Reports on Form 10-Q for the periods ended March 31, 2007, June 30, 2007 and September 30, 2007. We also note that the total size of our 2007 drilling program (approximately $96 million as disclosed in the Form 10-K) is consistent with the estimated 2008 program (approximately $95 million) which was also disclosed in the Form 10-K on page 44 under the section captioned “Capital Expenditures.” That section further breaks out our anticipated expenditures by property and type of activity.

The Company further confirms that to the extent it becomes aware of any trends that will or are reasonably likely to result in a material increase or decrease in its liquidity, it will include disclosure consistent with the requirements of Item 303(a)(1) and Instruction 3 to paragraph 303(a) of Regulation S-K.

Financial Statements

Note 5 – Property and Equipment, page F-14

3.	Comment: Additional disclosures pertaining to unproved properties and major development projects are required under Rule 4-10(c)(7)(ii) of Regulation S-X. These include the current status of properties and projects for which costs are excluded from amortization, the anticipated timing of the inclusion of such costs in amortization, and a table indicating the nature of costs by category and identifying the periods in which the costs were incurred.

Securities and Exchange Commission

December 18, 2008

Response: In future filings, we will include additional disclosures pertaining to unproved properties and major development projects as required under Rule 4-10(c)(7)(ii) of Regulation S-X.

Engineering Comments

General

4.	Comment: Please provide to us specific information on your three largest proved undeveloped well locations. Please include for each project the following information:

•	an annual production and cash flow statement from the 2007 reserve report;

•	a summary of all relevant technical information, including offset production information from the same reservoir, that supports the classification of the reserves as proved;

•	the date at which each project was classified as proved;

•	a production graph showing the estimated future oil and gas production over time.

Response: The requested information has been provided to you supplementally.

Permian Basin (West Texas), page 7

Geology, page 7

5.	Comment: You state that the gross estimated ultimate recovery per Wolfberry well is 146,000 BOE. As this does not represent reserves that are net to your interest, please expand your disclosure to include the proved reserves that are net to your interest.

Please reconcile for us the statement that the gross estimated ultimate recovery is 146,000 BOE per well with an average net revenue interest in the field of approximately 75% with your next statement where you say that you have a 50% working interest and approximately 37.5% net revenue interest in the field.

Response: The paragraph you reference on page 8 states, in its second sentence, that the proved reserves net to our interest in the Permian Basin were 6.6 million BOE at December 31, 2007 as estimated by our independent petroleum engineers. We will further clarify this paragraph to identify the net estimated ultimate recovery of these wells attributable to our interest. Specifically, the last sentence would read as follows: “The gross estimated ultimate recovery, or EUR, as estimated by Pinnacle Energy Services, LLC, is expected to average 146,000 BOE per well, or approximately 55,000 BOE net to our interest.”

Securities and Exchange Commission

December 18, 2008

Properties, page 23

Proved Oil and Gas Reserves, page 23

6.	Comment: Please expand your disclosure to include the SEC definition of proved reserves as found in Rule 4-10(a) of Regulation S-X.

If your percentage of proved developed non-producing reserves is significant, please expand your disclosure to include this information.

Because of your large percentage of undeveloped reserves, please expand your disclosure to include the amount and percentage of undeveloped reserves that you converted to developed reserves in each of the last three years.

Response: We will expand our disclosure to include the SEC definition of proved reserves as found in Rule 4-10(a) of Regulation S-X.

When material, we will disclose in future filings the percentage of proved developed non-producing reserves.

Because of our large percentage of undeveloped reserves, we will also expand our disclosures to include the amount and percentage of undeveloped reserves that we converted to developed reserves in each of the last three years.

Productive Wells and Acreage, page 25

7.	Comment: Please expand your disclosure to include the number of gross and net undeveloped acreage by appropriate geographic area that you had under both lease and concession as of December 31, 2007 to comply with paragraph 5 of Industry Guide 2.

Response:

Until recently, the Company did not have undeveloped acreage and included a statement to that effect in its filings with the Commission. As a result of our recent acquisitions, we will expand our disclosure to include the number of gross and net undeveloped acreage by appropriate geographic area as required by paragraph 5 of Industry Guide 2.

Securities and Exchange Commission

December 18, 2008

Liquidity and Capital Resources, page 4l

Capital Expenditures, page 43

8.	Comment: You state that you have an inventory of 111 drilling locations at WCBB and that your schedule anticipates that all of these wells will not be drilled until 2019. Please tell us how many wells you have drilled, not including re-completions, at WCBB in each of the last three years; and indicate the costs that you incurred to drill these wells, not including re-completions, in each of the last three years. Please also tell us your basis for having reasonable certainty in assuming that these reserves will not be depleted by existing well bores prior to the wells being drilled, if that is your view.

Response: The number of wells drilled at WCBB (excluding recompletions) and the total drilling and completion costs for those wells are set forth below:

Year	Number of Wells Drilled	Total Cost
2005	17	$19,341,000

2006	27	$43,589,000

2007	26	$49,132,000

Our inventory of drilling locations at WCBB consists of up-dip locations within fault blocks that have water drive reservoirs. Our historical experience at WCBB provides us with reasonable certainty that producing the “attic oil” trapped in these up-dip locations does not deplete our other reserves. In addition, our reserves have been estimated by our independent petroleum engineers, Netherland, Sewell & Associates, Inc.

Definitive Proxy filed April 29, 2008

General

9.	Comment: Please confirm in writing that you will comply with the following comments on your Proxy Statement in all future filings of this type, and provide us with an example of the disclosure you intend to use in each case unless otherwise noted in the comment. After our review of your responses, we may raise additional comments.

Response: We confirm that we will comply with the following comments on our Proxy Statement in all future filings of this type.

Securities and Exchange Commission

December 18, 2008

Executive Compensation, page 14

Compensation Discussion and Analysis, page 14

10.	Comment: We note that you state that “(i) in the future, the compensation committee is expected to be responsible for establishing, implementing and monitoring our compensation programs, including those applicable to our executive officers.” See Compensation Practices on page 14. Emphasis added. Further, we note that the compensation committee engaged the consultant, Equilar to perform a compensation survey and made decisions regarding the long-term incentive compensations, while the decisions regarding the base salary and discretionary bonuses were made by your chairman of the board. Please clarify the compensation committee’s role and authority with respect to final compensation determinations. See Item 407(e)(3) of Regulation S-K.

Response: Our future filings will clarify the compensation committee’s role and authority with respect to final compensation determinations. As stated in our most recent compensation discussion and analysis starting on page 14 of the Proxy Statement, our compensation committee was not established until February 2006 and compensation decisions through the date of the Proxy Statement for our Chief Executive Officer and our Chief Financial Officer (other than decisions relating to our equity compensation plans) were made by our Chairman of the Board, and our Chairman of the Board has been compensated pursuant to the terms of his employment agreement effective as of June 1, 1999. As noted in the Proxy Statement, compensation decisions were made in this manner because the Company was exempt from Nasdaq’s compensation committee requirements due to its status as a controlled corporation. The Company is no longer a controlled corporation and the specific role and authority of the compensation committee in subsequent compensation decisions will be appropriately disclosed in future filings.

11.	Comment: Please provide further analysis of how you arrived at and why you paid each of the particular levels and forms of compensation for 2007. For example, you provide little, if any, of your specific company and/or individual goals and objectives that otherwise would not apply to any company. Provide a description of the specific levels of achievement of each named executive officer relative to the targets as well as any additional information pertaining to each individual’s performance that the compensation committee or chairman of the board considered in determining specific payout levels for 2007. Please provide sufficient quantitative and qualitative analysis of the factors the compensation committee or chairman of the board considered in making specific compensation awards. See Item 402(b)(1) of Regulation S-K.

Response: As stated in the Proxy Statement, the three primary components of the Company’s executive compensation are base salary, discretionary bonus and equity

Securities and Exchange Commission

December 18, 2008

incentive awards. The base salary for our Chairman of the Board is paid pursuant to the terms of his employment agreement which was entered into in 1999. The base salaries for our two other named executive officers in 2007 were determined by our Chairman of the Board who, as was disclosed in the Proxy Statement, considered various factors including the compensation paid to the executives of comparable companies, the performance and responsibilities of such executives and, in the case of our Chief Executive Officer, his oral employment agreement with the Company. In future filings, we will expand the list of factors to the extent applicable, which may include also include consideration of the experience, leadership and potential future contributions to the Company.

With respect to discretionary bonuses and equity incentive awards, in future filings we will either specifically identify the financial and operational objectives and measures used to establish such bonuses or awards or state that no such targets were used for such purposes. For 2007, no such targets were used.

Further, where a significant disparity exists between discretionary compensation awarded to one or more of the named executive officers, the basis for such differences will be more fully explained. For example, the larger bonus paid to Mr. Moore in 2007 was intended to reward him for excellent job performance, extraordinary effort and extended work hours associated with an unusually high number of complex and time consuming projects in 2007 which included, but was not limited to, four public underwritten equity offerings (in January, May, July and December 2007), two amendments to our primary credit agreement with Bank of America and our significant acquisition of strategic assets in the Permian Basin in West Texas. If applicable, disclosure similar to the foregoing will be included in future filings to explain more fully any material disparity in compensation decisions.

12.	Comment: Please provide clear disclosure that addresses how each compensation component (i.e., base salary, discretionary bonus, and long-term incentive compensation) and your decisions regarding these components are made, including sufficient quantitative or qualitative disclosure, as appropriate, of the analyses underlying the compensation committee or chairman of the board’s decision to make specific compensation awards. For example, please provide the performance objectives and measures used in your determination of the discretionary bonuses. In particular, focus on how you determined the amount for each component, why you chose to pay each component, and how each component fits into the overall compensation objectives. See Item 402(b)(1)(iv)-(vi) of Regulation S-K. If you believe disclosing the targets would result in competitive harm such that the targets could be excluded properly under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation supporting your conclusion. If disclosure of the quantitative or qualitative performance-related factors would cause competitive harm, you are required to discuss how difficult it will be for you to achieve the target levels or other factors. See Instruction 4 to Item 402(b) of Regulation S-K.

Securities and Exchange Commission

December 18, 2008

Response: In our future filings, we will provide clearer disclosure that addresses how each compensation component and the decisions regarding these components are made and include sufficient qualitative and quantitative disclosure, as applicable. Please see our response to Comment 11 above for additional specific responses to this comment.

Discretionary Bonus, page 16

13.	Comment: Please disclose in the Compensation Discussion and Analysis the material differences in compensation policies or performance with respect to individual named executive officers. Refer to Section 11.B. I of Commission Release No. 338732A. For example, there is a significant disparity in Mr. Moore’s discretionary bonus as compared to that of the other named executive officers for 2007. Please provide a more detailed discussion of how and why the discretionary bonus differs so significantly from that of the other named executive officers.

Response: Please see our response to Comment 11 above.

Compensation Tables, page 18

14.	Comment: We note that certain of the compensation tables (e.g., Grants of Plan-Based Awards, Pension Benefits, and Nonqualified Deferred Compensation tables) provided for by Item 402 of Regulation S-K have not been provided in your Form 10-K or Proxy Statement. While this is not an unusual result nor is it objectionable when there is no applicable information to be included in such tabular disclosure, please supplementally confirm for us those tables for which no disclosable information exists.

Response: We confirm to you that we have omitted compensation tables only where no disclosable information exists.

Closing Comments

The Company hereby acknowledges that:

(1)	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

(2)	Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filings; and

Securities and Exchange Commission

December 18, 2008

(3)	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with respect to the foregoing, please call the undersigned at (405) 848-8807.

Sincerely,

/s/ Michael G. Moore

Enclosures

cc:	Tim Doty
General Counsel

Seth R. Molay, P.C.
Akin Gump Strauss Hauer & Feld LLP